Exhibit 99.1

OPKO Health to Acquire Transition Therapeutics

•	All-stock transaction valued at approximately US$60 million, or US$1.55 per Transition Therapeutics share
•	OPKO to gain potential first-to-market GLP-1/Glucagon dual agonist for type 2 diabetes and obesity and phase 2 drug candidate for the treatment of androgen deficiency

MIAMI and TORONTO (June 30, 2016) – OPKO Health, Inc. (NASDAQ: OPK) and Transition Therapeutics Inc. (NASDAQ: TTHI, TSX: TTH) announce the signing of a definitive agreement under which OPKO will acquire Transition Therapeutics, a clinical stage biotechnology company.

Under the terms of the agreement approved by the Boards of Directors of both companies, Transition Therapeutics security holders will receive approximately 6.4 million shares of OPKO common stock. Based on the moving average price of OPKO common stock for the five trading days preceding the signing of the agreement, the transaction is valued at approximately US$60 million, or US$1.55 per share of Transition Therapeutics common stock, based on current outstanding shares. The companies expect the transaction to close during the second half of 2016, subject to approval of Transition Therapeutics stockholders and other customary conditions.

The Transition Therapeutics clinical portfolio includes:

•	TT401, a once or twice weekly oxyntomodulin for type 2 diabetes and obesity. We believe TT401 to be the most clinically advanced drug candidate among the new class of GLP1-glucagon receptor dual agonists. In a recently completed phase 2 study of 420 patients with type 2 diabetes, subjects receiving the highest dose of TT401 peptide once weekly demonstrated significantly superior weight loss compared with currently approved extended release exenatide and placebo after 12 and 24 weeks of treatment. TT401 also provided a reduction in HbA1c, a marker of sugar metabolism, similar to exenatide at weeks 12 and 24. TT401 strengthens OPKO’s existing pipeline of oxyntomodulin drug candidates for the treatment of type 2 diabetes and obesity. OPKO’s MOD-6031, currently in a phase 1 study, is a once weekly oxyntomodulin with a proprietary delivery system to slowly release the natural oxyntomodulin, which allows the molecule to penetrate the blood brain barrier. The potential of MOD-6031 to interact with CNS, as well as peripheral receptors, is expected to mimic the natural effect of oxyntomodulin for its effects on satiety and weight loss.

•	TT701 is a once daily oral selective androgen receptor modulator for patients with androgen deficiency. In a 12-week study of 350 male subjects, it resulted in significantly decreased fat mass and increased lean body mass and muscle strength without significantly changing prostate specific antigen levels. The selective and antagonistic properties of TT701 appear to be well suited to provide anabolic therapeutic benefits to specific patient populations, while potentially avoiding, or even reducing, prostate hypertrophy.

•	ELND005, a neuropsychiatric drug candidate. ELND005 is an orally administered small molecule that has completed phase 2 clinical studies in Alzheimer’s disease and Down syndrome patients.

“This acquisition provides OPKO with two late stage drug candidates, each of which holds exceptional market potential,” stated Phillip Frost, M.D., CEO and Chairman of OPKO. “We believe TT401, a once-weekly dual GLP1/Glucagon agonist that recently showed success in a 420-patient phase 2 study, will complement OPKO’s existing oxyntomodulin product candidate (MOD-6031), which may provide enhanced therapeutic benefit through targeted delivery.”

Dr. Frost added, “The selective androgen receptor modulator, TT701, could meet an important need in patients who can benefit from its anabolic effects without the risks associated with testosterone products. We believe it fits well with our Claros® 1 point-of-care diagnostic products under development for testosterone and PSA, which could serve as companion diagnostics.”

“OPKO is ideally positioned to leverage the potential of Transition’s clinical programs and bring these novel therapeutics to market for the benefit of patients,” said Tony F. Cruz, Ph.D., CEO and Chairman of Transition Therapeutics, “Further, OPKO has a strong pipeline of products coming to market that can provide future value for Transition Therapeutics stockholders.”

About Transition Therapeutics

Transition Therapeutics is a biopharmaceutical development company advancing novel therapeutics for CNS, metabolic diseases and androgen deficiency indications. The company’s wholly-owned subsidiary, Transition Therapeutics Ireland Limited, has two development programs: CNS drug candidate ELND005 for the treatment of Alzheimer's disease and Down syndrome; and selective androgen receptor modulator drug candidate TT701. Transition’s lead metabolic drug candidate is TT401 for the treatment of type 2 diabetes and accompanying obesity. For additional information about the Company, please visit www.transitiontherapeutics.com.

About OPKO Health

OPKO Health is a diversified healthcare company that seeks to establish industry-leading positions in large, rapidly growing markets. Our diagnostics business includes Bio-Reference Laboratories, the nation's third-largest clinical laboratory with a core genetic testing business and a 420-person sales force to drive growth and leverage new products, including the 4Kscore® prostate cancer test and the Claros® 1 in-office immunoassay platform. Our pharmaceutical business features RAYALDEE, an FDA-approved treatment for SHPT in stage 3-4 CKD patients with vitamin D insufficiency, and VARUBI™ for chemotherapy-induced nausea and vomiting (oral formulation launched by partner Tesaro and IV formulation PDUFA date: January 2017). Our biologics business includes hGH-CTP, a once-weekly human growth hormone injection (in phase 3 and partnered with Pfizer), a long-acting Factor VIIa drug for hemophilia (in phase 2a) and a long-acting oxyntomodulin for diabetes and obesity (in phase 1). We also have production and distribution assets worldwide, multiple strategic investments and an active business development strategy. More information is available at www.opko.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Transition Therapeutics by OPKO, including any statements regarding the expected timetable for completing the proposed transaction, synergies, benefits and opportunities of the proposed transaction, future opportunities for the combined company and products, future financial performance, the potential for Transition Therapeutics’ products, whether TT701 will serve an important need in patients who can benefit from its anabolic effects without risks associated with testosterone products, whether TT701 can be used in conjunction with our Claros®1 products, and any other statements regarding OPKO's and Transition Therapeutics' future expectations, beliefs, plans, product candidates, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements made within the meaning of Canadian Securities Laws, of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "potential," "may," "might," "anticipate," "likely" "plan," "positioned," "strategy," and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of OPKO and Transition Therapeutics, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required vote of Transition Therapeutics’ stockholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; ability to successfully integrate the businesses; the risk that any potential synergies from the transaction may not be fully realized or may take longer to realize than expected; new information arising out of clinical trial results; and the risk that the safety and/or efficacy results of existing clinical trials will not support continued clinical development, as well as risks inherent in funding, developing and obtaining regulatory approvals of new, commercially-viable and competitive products and treatments. In addition, forward-looking statements may also be adversely affected by general market factors, competitive product development, product availability, federal and state regulations and legislation, the regulatory process for new products and indications, manufacturing issues that may arise, patent positions and litigation, among other factors. The forward-looking statements contained in this communication may become outdated over time. OPKO and Transition Therapeutics do not assume any responsibility for updating any forward-looking statements. Additional information concerning these and other factors can be found in OPKO's and Transition Therapeutics’ respective filings with the SEC, available through the SEC's Electronic Data Gathering and Analysis Retrieval system at www.sec.gov, and Transition Therapeutics’ filings with the Ontario Securities Commission, available at www.sedar.com.. The foregoing list of important factors is not exclusive. OPKO and Transition Therapeutics assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

Further information regarding the transaction will be contained in an information circular that Transition Therapeutics will prepare and mail to its stockholders in connection with the Transition Therapeutics stockholders’ meeting. Transition Therapeutics stockholders are urged to read the information circular once it becomes available, as it will contain important information concerning the proposed transaction. Transition Therapeutics stockholders may obtain a copy of the arrangement agreement, information circular and other meeting materials when they become available at www.sec.gov and www.sedar.com.

This press release is for informational purposes only. It does not constitute an offer to purchase shares of Transition Therapeutics or OPKO or a solicitation or recommendation statement under the rules and regulations of the Canadian securities regulators, the United States Securities and Exchange Commission or other applicable laws.

Contacts:

OPKO Health, Inc.:

Tara Mackay, 305-575-4100

Investor Relations

Media:

Rooney & Associates

Terry Rooney, 212-223-0689

trooney@rooneyco.com

or

Marion Janic, 212-223-4017

mjanic@rooneyco.com

Investors:

LHA

Anne Marie Fields, 212-838-3777

afields@lhai.com

or

Bruce Voss, 310-691-7100

bvoss@lhai.com

Transition Therapeutics:

Tony Cruz, Ph.D.

Chief Executive Officer

416-260-7770, x.223

tcruz@transitiontherapeutics.com

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